# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OBSIDIAN ENERGY LTD., CIK 0001334388
CUSIP: 674482203
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 207 - 9TH AVENUE S.W., SUITE 200, CALGARY, Alberta Canada (A0), T2P 1K3
Date of event which requires filing of this statement: 03/11/2026
Amends the filing with accession number 0000921895-24-002519
Filed by CIK 0001430308
Persons authorized to receive notices and communications: DAVID A. LORBER, FRONTFOUR CAPITAL GROUP LLC, 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut (CT), 06830, 203-274-9050

## Reporting persons
- FrontFour Capital Group LLC (CIK 0001430308): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,907,541; sole dispositive power 0; shared dispositive power 2,907,541; aggregate amount beneficially owned 2,907,541 (4.3% of the class)
- FrontFour Master Fund Ltd. (CIK 0001571801): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,907,541; sole dispositive power 0; shared dispositive power 2,907,541; aggregate amount beneficially owned 2,907,541 (4.3% of the class)
- FrontFour Capital Corp. (CIK 0001571808): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 75,571; sole dispositive power 0; shared dispositive power 75,571; aggregate amount beneficially owned 75,571 (0% of the class)
- Loukas Stephen (CIK 0001569515): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 2,705,546; shared voting power 0; sole dispositive power 2,705,546; shared dispositive power 0; aggregate amount beneficially owned 2,705,546 (4% of the class)
- Lorber David A (CIK 0001358538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 99,998; shared voting power 2,983,112; sole dispositive power 99,998; shared dispositive power 2,983,112; aggregate amount beneficially owned 3,083,110 (4.6% of the class)
- George Zachary (CIK 0001333602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,983,112; sole dispositive power 0; shared dispositive power 2,983,112; aggregate amount beneficially owned 2,983,112 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: OBSIDIAN ENERGY LTD.
Address of issuer's principal executive offices: 207 - 9TH AVENUE S.W., SUITE 200, CALGARY, Alberta Canada (A0), T2P 1K3

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Effective March 11, 2026, FrontFour Capital adopted an information barrier policy between Mr. Loukas and FrontFour Capital and its affiliates and personnel, to ensure that (1) confidential information obtained through board and officer service is not used in connection with FrontFour Capital's investment decisions, (2) Mr. Loukas and FrontFour Capital do not act in concert or as a group regarding the Issuer's securities, and (3) Mr. Loukas does not, directly or indirectly, control or direct whether by himself or jointly with others the Issuer's securities that are held by or in client accounts or funds managed by FrontFour Capital. Accordingly, Mr. Loukas is no longer a member of the Section 13(d) group and has ceased to be a Reporting Person, effective March 11, 2026. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6. However, as a result of this degrouping, this Amendment No. 1 shall serve as an exit filing to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares held by each of the Master Fund and FrontFour Corp. were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,907,541 Shares owned directly by the Master Fund is approximately $19,280,415, including brokerage commissions. The aggregate purchase price of the 75,571 Shares owned directly by FrontFour Corp. is approximately CAD$606,214, including brokerage commissions. The aggregate purchase price of 514,272 Shares owned directly by Mr. Loukas purchased by him in the open market is approximately $1,146,759, including brokerage commissions, and were purchased with personal funds. The aggregate cost of the 921,616 Shares owned directly by Mr. Loukas that were acquired upon the exercise of stock options ("Stock Options") and the vesting of restricted share units ("RSUs") awarded to him in his capacity as an executive officer and director of the Issuer is approximately $2,938,154. Mr. Loukas also owns derivative securities of the Issuer awarded to him in his capacity as an executive officer and director of the Issuer, as set forth in further detail in Item 6. The aggregate purchase price of the 99,998 Shares beneficially owned directly by Mr. Lorber is approximately $866,408, including brokerage commissions, and were purchased with personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 67,274,326 Shares outstanding as of December 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on February 19, 2026.

As of the close of business on the date hereof, the Master Fund owned directly 2,907,541 Shares, FrontFour Corp. owned directly 75,571 Shares, Mr. Loukas beneficially owned directly 2,705,546 Shares, and Mr. Lorber beneficially owned directly 99,998 Shares, constituting approximately 4.3%, 0%, 4.0% and 0%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund, may be deemed to beneficially own the 2,907,541 Shares directly owned by the Master Fund, constituting approximately 4.3% of the Shares outstanding.

Mr. Loukas may be deemed to beneficially own the 2,705,546 Shares he directly beneficially owns (including 310,600 Shares underlying Stock Options that are exercisable within 60 days), constituting approximately 4.0% of the Shares outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 2,983,112 Shares directly owned in the aggregate by the Master Fund and FrontFour Corp., which, together with the 99,998 Shares he directly beneficially owns, constitute approximately 4.6% of the Shares outstanding.

Mr. George, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 2,983,112 Shares directly owned in the aggregate by the Master Fund and FrontFour Corp., which constitute approximately 4.4% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of the Master Fund, FrontFour Capital and Messrs. Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of Messrs. Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by FrontFour Corp.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him and may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares underlying the Stock Options and RSUs directly beneficially owned by him.

Mr. Lorber has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares of the Issuer effected by the Reporting Persons during the past sixty days are set forth on Exhibit 1 attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of March 12, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 13, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Since the filing of the Schedule 13D, Mr. Loukas has received (i) Stock Options to purchase 753,500 Shares, (ii) PSUs referencing 150,500 Shares, and (iii) RSUs referencing 161,500 Shares.

On February 27, 2026, Mr. Loukas exercised PSUs referencing 86,600 Shares, including for 43,300 Shares at a price of CAD$11.6700 and for cash consideration referencing 43,000 Shares at a price of CAD$8.3100.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - Joint Filing Agreement, dated March 13, 2026

## Signatures
- FrontFour Capital Group LLC: /s/ David A. Lorber, David A. Lorber, Managing Member (03/13/2026)
- FrontFour Master Fund Ltd.: /s/ David A. Lorber, David A. Lorber, Managing Member of FrontFour Capital Group LLC, its Investment Manager (03/13/2026)
- FrontFour Capital Corp.: /s/ David A. Lorber, David A. Lorber, Authorized Signatory (03/13/2026)
- Loukas Stephen: /s/ Stephen Loukas, Stephen Loukas (03/13/2026)
- Lorber David A: /s/ David A. Lorber, David A. Lorber (03/13/2026)
- George Zachary: /s/ Zachary George, Zachary George (03/13/2026)